October 2, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ms. Meg Graham and Mr. Charlie Guidry

Re:	NovaBay Pharmaceuticals, Inc. Definitive Proxy Statement on Schedule 14A Filed May 18, 2023 File No. 001-33678 SEC Letter Dated September 1, 2023

Dear Staff,

On behalf of NovaBay Pharmaceuticals, Inc. (the “Company,” “us” “we” or “our”), we respectfully submit this letter in response to comments received from the Disclosure Review Program of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in its letter dated September 1, 2023, relating to the Pay-versus-Performance disclosures in our Definitive Proxy Statement on Schedule 14A for our 2023 Annual Meeting of Stockholders (the “Proxy Statement”). In this letter, we have recited the comment from the Staff in italicized, bold type and have followed this with our response respectfully submitted thereto.

Proxy Statement

Pay-versus-Performance, page 36

1.

We note your disclosure in the pay versus performance table of negative amounts for your total shareholder return. It is not clear whether the amounts reported represent the dollar value, based on the cumulative total shareholder return as of the end of each year, of a fixed investment beginning at the measurement point of $100 dollars in your stock, as required by Regulation S-K Item 402(v)(2)(iv). Please ensure that you present your total shareholder return amounts in the table as required by Regulation S-K Item 402(v)(2)(iv).

The amounts disclosed in our as-filed Proxy Statement represented the annual change (measured in dollars) of an investment of $100 in the Company’s stock over each period presented, rather than the total dollar value of the $100 investment at the end of each period. Accordingly, the Company’s cumulative total shareholder return for fiscal years ended December 31, 2021 and December 31, 2022 for a fixed investment of $100 should have been reported as $54.03 and $7.99, respectively, in the Proxy Statement. In the future, the Company will ensure the figures reported represent the cumulative value of an investment of $100 in our stock, reflecting the total shareholder return of such fixed investment at each measurement point, as required by Regulation S-K Item 402(v)(2)(iv).

2.

Regarding the table in footnote b of the “Reconciliation of Compensation Actually Paid Table” section, it is unclear what amounts are reflected in the columns titled “Period-over-period change in fair value of outstanding and unvested equity awards” and “Period-over-period change in fair value of equity awards granted in prior periods that vested in the period.” Specifically, equity awards granted in prior years that either remain unvested or that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and end of the fiscal year or the vesting date, respectively, not the “period-over-period” change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Regulation S-K Item 402(v)(2)(iii)(C)(1)(iv).

The amounts reflected in the “Period-over-period change in fair value of outstanding and unvested equity awards” and “Period-over-period change in fair value of equity awards granted in prior periods that vested in the period” do represent the difference between the fair value as at the end of the prior fiscal year and as at the end of the fiscal year or the vesting date, as applicable. Going forward, the Company will utilize the headers “Change in Value of Prior Year’s Awards Unvested at Fiscal Year End” and “Change in Value of Prior Year’s Awards that Vested in Year Reported” for clarity.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned with any questions regarding this letter at (510) 899-8800.

Sincerely,

/s/ Justin M. Hall
Justin M. Hall
Chief Executive Officer and General
Counsel

cc:         Abby Brown, Esq., Squire Patton Boggs